

May 15, 2013

<u>Via E-mail</u>
Marco Araujo
General Counsel
Banco Santander (Brasil) S.A.
Avenida Presidente Juscelino Kubitschek 2,041 and 2,235
Bloco A, Vila Olímpia
São Paulo, SP 04543-011
Federative Republic of Brazil

> **Re:** **Banco Santander (Brasil) S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-34476**

Dear Mr. Araujo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director